FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 27, 2004, titled “CN reports record results, strong core business growth”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports record results, strong core business growth

MONTREAL, Oct. 27, 2004 — CN today reported its financial results for the third quarter and nine-month period ended Sept. 30, 2004.

Third-quarter 2004 highlights

  Net income of $346 million, an 18 per cent increase from 2003;

  Diluted earnings per share of $1.19, a 17 per cent improvement over third-quarter 2003 results;

  Operating income of $591 million, up 30 per cent year-over-year;

  Operating ratio of 65.4 per cent, 2.5 percentage points better than the prior year’s quarterly performance;

  Nine-month 2004 free cash flow of $754 million, compared with $455 million for the same period of 2003. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “These results demonstrate the power of CN’s business model, franchise and people. Our success is built on solid railroading execution, a strong merchandise traffic base, productivity and pricing discipline, and a proven ability to leverage new acquisitions for the benefit of customers and shareholders.

“Third-quarter revenues grew 21 per cent, reflecting core business growth in a strong North American economy and the acquisitions of BC Rail and the railroad and related holdings of Great Lakes Transportation (GLT). The integration of these carriers into our network continues in seamless fashion, and we believe anticipated merger benefits will outpace our original expectations.

“I am particularly proud of our nine-month 2004 free cash flow of $754 million. This cash generation ability is one of CN’s key strengths, giving it the financial flexibility to reward shareholders now and in the future.”

Revenues for the latest quarter increased to a record $1,709 million despite a stronger Canadian dollar. Factors driving the improved performance were increased merchandise traffic revenues, the inclusion of $148 million of GLT and BC Rail revenues, a solid intermodal performance, and an improved Canadian grain crop. CN began to record the operations of GLT as of May 10, 2004, and BC Rail as of July 14, 2004.

All seven CN business units registered revenue gains: metals and minerals (56 per cent); forest products (25 per cent); coal (25 per cent); petroleum and chemicals (17 per cent); automotive (nine per cent); intermodal (eight per cent); and grain and fertilizers (five per cent).

Operating expenses for the most recent quarter increased by 17 per cent to $1,118 million. The rise reflected the inclusion of $93 million of GLT and BC Rail expenses, increased fuel costs, and higher expenses for personal injuries, labor and fringe benefits, and purchased services.

The stronger Canadian dollar affected the conversion of CN’s U.S. dollar denominated revenues and expenses, and accordingly, reduced the company’s third-quarter revenues, operating income and net income by approximately $45 million, $15 million and $7 million, respectively.

Nine-month 2004 financial results

Net income for the first nine months of 2004 was $882 million, or $3.05 per diluted share, compared with net income of $790 million, or $2.71 per diluted share, for the same period of 2003.

Nine-month 2003 net income included a cumulative benefit of $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the first nine months of 2004 increased 19 per cent, with diluted earnings per share rising 20 per cent.

Operating income for the first nine months of this year increased 23 per cent to $1,561 million. Revenues rose by 10 per cent to $4,812 million, while operating expenses increased by five per cent to $3,251 million.

CN’s operating ratio for the first nine months of 2004 was 67.6 per cent, a 3.5-percentage point improvement over the year-earlier performance.

The translation impact of the stronger Canadian dollar reduced nine-month 2004 revenues, operating income and net income by approximately $195 million, $70 million and $37 million, respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP adjusted performance measure in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director	Vice-President
Media Relations	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Revenues	$1,709	$1,413	$4,812	$4,372

Operating expenses	1,118	959	3,251	3,107

Operating income	591	454	1,561	1,265

Interest expense	(79)	(76)	(219)	(244)
Other income (loss)	(9)	13	(45)	13

Income before income taxes and cumulative effect of change
in accounting policy	503	391	1,297	1,034

Income tax expense	(157)	(97)	(415)	(292)

Income before cumulative effect of change in accounting policy	346	294	882	742

Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48

Net income	$346	$294	$882	$790

Earnings per share (Notes 9, 10)

Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.21	$1.04	$3.09	$2.59

Net income	$1.21	$1.04	$3.09	$2.75

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.19	$1.02	$3.05	$2.55

Net income	$1.19	$1.02	$3.05	$2.71

Weighted-average number of shares

Basic	285.9	283.9	285.1	287.7

Diluted	290.8	288.1	289.6	291.8

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)
	Three months ended September 30				Nine months ended September 30

	2004	(1)	2003	Variance Fav (Unfav)	2004	(1)	2003	Variance Fav (Unfav)

				(Unaudited)
Revenues

Petroleum and chemicals	$299		$255	17%	$840		$798	5%
Metals and minerals	203		130	56%	521		387	35%
Forest products	402		322	25%	1,065		966	10%
Coal	71		57	25%	212		201	5%
Grain and fertilizers	231		220	5%	756		655	15%
Intermodal	303		280	8%	817		834	(2%)
Automotive	112		103	9%	385		389	(1%)
Other items	88		46	91%	216		142	52%

	1,709		1,413	21%	4,812		4,372	10%

Operating expenses

Labor and fringe benefits	465		414	(12%)	1,350		1,283	(5%)
Purchased services and material	190		151	(26%)	561		529	(6%)
Depreciation and amortization	153		136	(13%)	445		418	(6%)
Fuel	132		100	(32%)	377		352	(7%)
Equipment rents	64		69	7%	195		228	14%
Casualty and other	114		89	(28%)	323		297	(9%)

	1,118		959	(17%)	3,251		3,107	(5%)

Operating income	$591		$454	30%	$1,561		$1,265	23%

Operating ratio	65.4%		67.9%	2.5	67.6%		71.1%	3.5

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)
	September 30 2004	December 31 2003	September 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$132	$130	$122
Accounts receivable (Note 4)	743	529	567
Material and supplies	155	120	145
Deferred income taxes	106	125	123
Other	279	223	174

	1,415	1,127	1,131

Properties	20,022	18,305	18,478
Other assets and deferred charges (Note 3)	947	905	844

Total assets	$22,384	$20,337	$20,453

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,276	$1,366	$1,394
Current portion of long-term debt (Note 4)	257	483	537
Other	69	73	62

	1,602	1,922	1,993

Deferred income taxes	4,673	4,550	4,489
Other liabilities and deferred credits	1,671	1,258	1,252
Long-term debt (Note 4)	5,141	4,175	4,473

Shareholders' equity:
Common shares	4,742	4,664	4,642
Accumulated other comprehensive loss	(57)	(129)	(116)
Retained earnings	4,612	3,897	3,720

	9,297	8,432	8,246

Total liabilities and shareholders' equity	$22,384	$20,337	$20,453

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Common shares (2)

Balance, beginning of period	$4,704	$4,631	$4,664	$4,785
Stock options exercised and other	38	40	78	100
Share repurchase program	-	(29)	-	(243)

Balance, end of period	$4,742	$4,642	$4,742	$4,642

Accumulated other comprehensive loss
Balance, beginning of period	$(35)	$(119)	$(129)	$97

Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	238	(17)	109	589
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(333)	27	(126)	(898)
Unrealized holding gain (loss) on fuel derivative instruments (Note 6)	69	(5)	112	(6)
Realized gain (loss) on settlement of interest rate swaps (Note 6)	(6)	-	12	-

Other comprehensive income (loss) before income taxes	(32)	5	107	(315)

Income tax recovery (expense)	10	(2)	(35)	102

Other comprehensive income (loss)	(22)	3	72	(213)

Balance, end of period	$(57)	$(116)	$(57)	$(116)

Retained earnings
Balance, beginning of period	$4,322	$3,532	$3,897	$3,487
Net income	346	294	882	790
Share repurchase program	-	(58)	-	(413)
Dividends	(56)	(48)	(167)	(144)

Balance, end of period	$4,612	$3,720	$4,612	$3,720

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)
(2)	During the three and nine months ended September 30, 2004, the Company issued 1.1 million and 2.2 million common shares, respectively, as a result of stock options exercised. At September 30, 2004, the Company had 286.4 million common shares outstanding. (Note 9)

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)
	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)

Operating activities

Net income	$346	$294	$882	$790
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	153	137	448	422
Deferred income taxes	158	65	300	222
Equity in earnings of English Welsh and Scottish Railway	(1)	(2)	7	(20)
Cumulative effect of change in accounting policy	-	-	-	(48)
Other changes in:
Accounts receivable	(80)	39	(140)	119
Material and supplies	30	7	(8)	(27)
Accounts payable and accrued charges	(81)	(30)	(110)	(105)
Other net current assets and liabilities	26	3	45	(2)
Other	5	13	27	37

Cash provided from operating activities	556	526	1,451	1,388

Investing activities
Net additions to properties	(323)	(309)	(707)	(696)
Acquisition of BC Rail (Note 2)	(984)	-	(984)	-
Acquisition of GLT (Note 2)	6	-	(547)	-
Other, net (Note 3)	(3)	2	169	(5)

Cash used by investing activities	(1,304)	(307)	(2,069)	(701)

Dividends paid	(56)	(48)	(167)	(144)

Financing activities
Issuance of long-term debt (Note 4)	2,903	705	6,924	2,729
Reduction of long-term debt (Note 4)	(2,132)	(825)	(6,198)	(2,588)
Issuance of common shares	30	28	61	69
Repurchase of common shares	-	(87)	-	(656)

Cash provided from (used by) financing activities	801	(179)	787	(446)

Net increase (decrease) in cash and cash equivalents	(3)	(8)	2	97
Cash and cash equivalents, beginning of period	135	130	130	25

Cash and cash equivalents, end of period	$132	$122	$132	$122

Supplemental cash flow information
Net cash receipts from customers and other	$1,738	$1,602	$4,761	$4,647
Net cash payments for:
Employee services, suppliers and other expenses	(980)	(891)	(2,754)	(2,691)
Interest	(71)	(80)	(199)	(243)
Workforce reductions	(25)	(32)	(81)	(121)
Personal injury and other claims	(23)	(36)	(78)	(91)
Pensions	(55)	(21)	(119)	(43)
Income taxes	(28)	(16)	(79)	(70)

Cash provided from operating activities	$556	$526	$1,451	$1,388

See accompanying notes to consolidated financial statements.

(1)	Includes BC Rail and GLT from dates of acquisition. (See Note 2 - Acquisitions)

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2004 and December 31 and September 30, 2003, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2004 and 2003.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2003 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s 2004 interim and 2003 annual Management’s Discussion and Analysis and Annual Consolidated Financial Statements and notes thereto.

Note 2 – Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia (Province), to acquire all the issued and outstanding shares of BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

     On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

     On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No.141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $1,004 million includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of BC Rail’s assets, owned and leased, and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	July 14, 2004

Current assets (1)	$226
Properties	620
Deferred income taxes	400

Total assets acquired	1,246

Current liabilities	74
Other liabilities and deferred credits	155
Long-term debt (2)	13

Total liabilities assumed	242

Net assets acquired	$1,004

(1)	Includes cash on hand of $20 million.
(2)	Net of unamortized discount.

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s railroads and related holdings (GLT) for a purchase price of U.S.$380 million.

     In April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

     On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs. The following table reflects the preliminary purchase price allocation, based on the fair value of GLT’s assets and liabilities acquired at acquisition, which is subject to a final valuation, the impact of which, and any changes in accounting practices, are not expected to have a material effect on the results of operations.

In millions	May 10, 2004

Current assets	$67
Properties	1,018
Intangible and other assets	90

Total assets acquired	1,175

Current liabilities	64
Deferred income taxes	290
Other liabilities and deferred credits	274

Total liabilities assumed	628

Net assets acquired	$547

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on preliminary estimates of the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the three and nine months ended September 30, 2004 and 2003 would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2004	2003	2004	2003

Revenues	$1,719	$1,561	$5,037	$4,781
Income before cumulative
effect of change in
accounting policy	$347	$318	$895	$786
Net income	$347	$318	$895	$837

Basic earnings per share
Income before cumulative
effect of change in
accounting policy	$1.21	$1.12	$3.14	$2.73
Net income	$1.21	$1.12	$3.14	$2.91

Diluted earnings per share
Income before cumulative
effect of change in
accounting policy	$1.19	$1.10	$3.09	$2.69
Net income	$1.19	$1.10	$3.09	$2.87

The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

Note 3 – Investment in English Welsh and Scottish Railway (EWS) – Capital reorganization

On January 6, 2004, EWS shareholders approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares. For each share cancelled, EWS shareholders would receive cash and 8% notes due in 2009, redeemable in whole or in part at any time by EWS, at their principal amount together with accrued but unpaid interest up to the date of repayment.

The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest of EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £81.6 million (Cdn$199 million) from EWS, of which £23.9 million (Cdn$58 million) was in the form of EWS notes.

Note 4 – Financing activities

On July 9, 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. The debt offering was made under the Company’s shelf prospectus and registration statement filed in October 2003. Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$200 million. The Company used the net proceeds of U.S.$790 million to finance a portion of the acquisition costs of BC Rail and GLT.

In the first quarter of 2004, the Company repaid its borrowings under the revolving credit facility of U.S.$180 million (Cdn$233 million) outstanding at December 31, 2003. As at September 30, 2004, letters of credit under the revolving credit facility amounted to $344 million.

In March 2004, the Company repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes, with cash on hand and the proceeds received from the issuance of commercial paper under its commercial paper program.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

At September 30, 2004, the Company had outstanding borrowings of U.S.$266 million (Cdn$337 million) under the commercial paper program.

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At September 30, 2004, pursuant to the agreement, $436 million had been sold compared to $448 million at December 31, 2003.

Note 5 – Stock plans

For the three and nine months ended September 30, 2004, the Company recorded total compensation cost for awards under all plans of $12 million and $37 million, respectively, and $1 million and $10 million, respectively, for the same periods in 2003.

(a) Mid-term incentive share unit plan

On June 30, 2004, upon partially attaining targets relating to its mid-term incentive share unit plan, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date.

(b) Restricted share units (RSUs)

In 2004, the Company granted approximately 1.2 million RSUs to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital and to the Company’s share price during the three-month period ending December 31, 2006. For the three and nine months ended September 30, 2004, the Company recorded compensation cost of $8 million and $15 million, respectively.

The Company accounts for stock -based compensation using the fair value based approach. The Company prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended September 30		Nine months ended September 30

In millions, except per share data	2004	2003	2004	2003

Net income, as reported	$346	$294	$882	$790

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for awards granted after Jan 1, 2003 (SFAS No. 123)	9	1	19	4

Intrinsic value method for performance-based awards granted prior to 2003 (APB 25)	-	-	9	6
Fair value method for all awards (SFAS No. 123)	(17)	(10)	(51)	(32)

Pro forma net income	$338	$285	$859	$768

Basic earnings per share, as reported	$1.21	$1.04	$3.09	$2.75
Basic earnings per share, pro forma	$1.18	$1.00	$3.01	$2.67

Diluted earnings per share, as reported	$1.19	$1.02	$3.05	$2.71
Diluted earnings per share, pro forma	$1.16	$0.99	$2.97	$2.63

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Compensation cost related to stock option awards granted in the prior period under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended September 30			Nine months ended September 30

	2004	(1)	2003 (2)	2004	(1)	2003 (2)

Expected option life (years)	-		5.0	-		5.0
Risk-free interest rate	-		4.01%	-		4.12%
Expected stock price volatility	-		30%	-		30%
Average dividend per share	-		$0.67	-		$0.67

Weighted average fair value of options granted	$-		$14.32	$-		$11.87

(1) The Company did not grant any stock option awards in 2004.
(2) 2003 data has been adjusted for the three-for-two stock split.

Note 6 – Derivative instruments

Fuel

At September 30, 2004, the Company had hedged approximately 56% of the estimated remaining 2004 fuel consumption, representing approximately 56 million U.S. gallons at an average price of U.S.$0.67 per U.S. gallon, 51% of the estimated 2005 fuel consumption, representing approximately 203 million U.S. gallons at an average price of U.S.$0.74 per U.S. gallon, and 17% of the estimated 2006 fuel consumption, representing 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At September 30, 2004, Accumulated other comprehensive income included an unrealized gain of $150 million, $102 million after tax, ($38 million unrealized gain, $26 million after tax at December 31, 2003) related to fuel hedge derivative instruments of which $123 million will mature within the next twelve months.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Upon expiration in June 2004, these treasury rate locks were rolled into new contracts expiring in September 2004, at an average locked-in rate of 5.106%. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. Beginning July 9, 2004, upon the issuance of debt, the realized gain of $12 million accumulated in other comprehensive income will be recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. At September 30, 2004, Accumulated other comprehensive income included an unamortized gain of $12 million, $8 million after tax.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7– Pensions and other post-retirement benefits

For the three and nine months ended September 30, 2004 and 2003, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Service cost	$30	$24	$82	$71
Interest cost	186	178	539	535
Amortization of net transition obligation	-	5	-	15
Amortization of prior service cost	5	5	15	15
Expected return on plan assets	(219)	(205)	(635)	(615)
Recognized net actuarial loss	1	1	2	2

Net periodic benefit cost	$3	$8	$3	$23

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Service cost	$2	$3	$12	$9
Interest cost	5	6	22	18
Amortization of prior service cost	1	1	3	3
Recognized net actuarial (gain) loss	(4)	1	(3)	3

Net periodic benefit cost	$4	$11	$34	$33

For 2004, the Company expects to make total contributions of $150 million for all its defined benefit plans of which $119 million have been made at September 30, 2004. The total expected contributions take into account the defined benefit plans assumed as part of the BC Rail and GLT acquisitions.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million (APBO at December 31, 2003 was $454 million). Net periodic benefit cost for the nine months ended September 30, 2004 was reduced by $5 million due to the effects of the Act. The Company has not restated prior periods, as the effect of the Act on net periodic benefit cost for prior quarters was not significant.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8– Major commitments and contingencies

A. Commitments

As at September 30, 2004, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $175 million ($211 million at December 31, 2003). The Company also had outstanding information technology service contracts of $24 million and agreements with fuel suppliers to purchase approximately 73% of the estimated remaining 2004 volume, 56% of its anticipated 2005 volume, and 19% of its anticipated 2006 volume at market prices prevailing on the date of purchase.

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on the present value of actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated. An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at September 30, 2004, the Company had aggregate reserves for personal injury and other claims of $649 million ($590 million at December 31, 2003). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2004, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year or that the Company’s liquidity will not be adversely impacted.

C. Environmental matters

The Company’s operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at September 30, 2004, the Company had aggregate accruals for environmental costs of $117 million ($83 million as at December 31, 2003).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which extend over the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2005 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2004, the maximum exposure in respect of these guarantees was $98 million, of which $6 million has been recorded.

     At September 30, 2004, the carrying value for guarantees for which the Company was required to recognize a liability for the fair value of the obligation was $2 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2004, the maximum potential liability under these guarantees was $444 million of which $361 million was for workers’ compensation and other employee benefits and $83 million was for equipment under leases and other. During 2004, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at September 30, 2004, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2004 and 2007.

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2004, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2004, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at September 30, 2004, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 9 – Common stock

Share repurchase program

On October 26, 2004, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 14 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices.

Common stock split

On January 27, 2004, the Board of Directors of the Company approved a three-for-two common stock split which was effected in the form of a stock dividend of one-half additional common share of CN payable for each share held. The stock dividend was paid on February 27, 2004, to shareholders of record on February 23, 2004. All equity -based benefit plans were adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 – Earnings per share

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.21	$1.04	$3.09	$2.59
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.21	$1.04	$3.09	$2.75

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.19	$1.02	$3.05	$2.55
Cumulative effect of change in accounting policy	-	-	-	0.16

Net income	$1.19	$1.02	$3.05	$2.71

The following table provides a reconciliation between basic and diluted weighted average shares outstanding:

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

	(Unaudited)
Weighted-average shares outstanding	285.9	283.9	285.1	287.7
Dilutive effect of stock options	4.9	4.2	4.5	4.1

Weighted-average diluted shares outstanding	290.8	288.1	289.6	291.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Reconciliation of United States and Canadian GAAP

The financial statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the major differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

CONSOLIDATED STATEMENT OF INCOME

(In millions, except per share data)
	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)

Revenues	$1,709	$1,413	$4,812	$4,372

Operating expenses
Labor and fringe benefits	471	484	1,365	1,440
Purchased services and material	190	202	561	631
Depreciation and amortization	129	114	381	360
Fuel	132	100	377	353
Equipment rents	64	71	195	232
Casualty and other	114	113	323	351

Total expenses	1,100	1,084	3,202	3,367

Operating income	609	329	1,610	1,005

Interest expense	(67)	(78)	(207)	(246)

Other income (loss)	(9)	13	(45)	13

Income before income taxes	533	264	1,358	772

Income tax expense	(166)	(56)	(434)	(207)

Net income	$367	$208	$924	$565

Earnings per share

Basic	$1.28	$0.73	$3.24	$1.96

Diluted	$1.26	$0.72	$3.19	$1.94

Weighted-average number of shares

Basic	285.9	283.9	285.1	287.7

Diluted	290.3	288.1	289.3	291.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED BALANCE SHEET

(In millions)
	September 30 2004	December 31 2003	September 30 2003

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$132	$130	$122
Accounts receivable	743	529	567
Material and supplies	155	120	145
Deferred income taxes	106	125	123
Other	154	188	153

	1,290	1,092	1,110

Properties	16,943	15,158	15,442
Other assets and deferred charges	919	900	840

Total assets	$19,152	$17,150	$17,392

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,276	$1,366	$1,394
Current portion of long-term debt	257	483	537
Other	69	73	62

	1,602	1,922	1,993

Deferred income taxes	3,466	3,365	3,401
Other liabilities and deferred credits	1,621	1,208	1,194
Long-term debt	5,141	4,175	4,473

Shareholders' equity:
Common shares	3,620	3,530	3,490
Contributed surplus	166	166	166
Currency translation	(43)	(38)	(25)
Retained earnings	3,579	2,822	2,700

	7,322	6,480	6,331

Total liabilities and shareholders' equity	$19,152	$17,150	$17,392

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

A. Canadian GAAP financial statements (continued)

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)

	Three months ended September 30		Nine months ended September 30

	2004	2003	2004	2003

	(Unaudited)
Operating activities
Net income	$367	$208	$924	$565
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	129	114	384	364
Deferred income taxes	167	24	319	137
Equity in earnings of English Welsh and Scottish Railway	(1)	(2)	7	(20)
Other changes in:
Accounts receivable	(80)	39	(140)	119
Material and supplies	30	7	(8)	(27)
Accounts payable and accrued charges	(81)	(30)	(110)	(105)
Other net current assets and liabilities	26	3	45	(2)
Other	(1)	24	30	42

Cash provided from operating activities	556	387	1,451	1,073

Investing activities
Net additions to properties	(323)	(165)	(707)	(392)
Acquisition of BC Rail	(984)	-	(984)	-
Acquisition of GLT	6	-	(547)	-
Other, net	(3)	(3)	169	6

Cash used by investing activities	(1,304)	(168)	(2,069)	(386)

Dividends paid	(56)	(48)	(167)	(144)

Financing activities
Issuance of long-term debt	2,903	705	6,924	2,729
Reduction of long-term debt	(2,132)	(825)	(6,198)	(2,588)
Issuance of common shares	30	28	61	69
Repurchase of common shares	-	(87)	-	(656)

Cash provided from (used by) financing activities	801	(179)	787	(446)

Net increase (decrease) in cash and cash equivalents	(3)	(8)	2	97
Cash and cash equivalents, beginning of period	135	130	130	25

Cash and cash equivalents, end of period	$132	$122	$132	$122

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Net income – U.S. GAAP	$346	$294	$882	$790
Adjustments in respect of:
Property capitalization, net of depreciation	24	(121)	64	(253)
Stock-based compensation cost	(6)	(6)	(15)	(9)
Interest expense	12	-	12	-
Income tax recovery (expense) on current period adjustments	(9)	41	(19)	85

Income before cumulative effect of change in accounting policy	367	208	924	613
Cumulative effect of change in accounting policy (net of applicable taxes)	-	-	-	(48)

Net income – Canadian GAAP	$367	$208	$924	$565

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policies under Canadian GAAP, on a prospective basis, to conform with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061 “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003. This section provides new accounting guidance as to what constitutes GAAP in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061 “Properties, Plant and Equipment,” the Company now capitalizes the cost of labor, material and related overheads associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policies. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in the amounts previously capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Under U.S. GAAP, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive income. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive income and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

Cumulative effect of change in accounting policy

In 2003, under U.S. GAAP, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143 (U.S. GAAP), were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an initial material impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, have not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

(ii) Reconciliation of significant balance sheet items

(In millions)	September 30 2004	December 31 2003	September 30 2003

Current assets - U.S. GAAP	$1,415	$1,127	$1,131
Derivative instruments	(123)	(33)	(21)
Other	(2)	(2)	-

Current assets - Canadian GAAP	$1,290	$1,092	$1,110

Properties - U.S. GAAP	$20,022	$18,305	$18,478
Property capitalization, net of depreciation	(3,004)	(3,072)	(2,961)
Cumulative effect of change in accounting policy	(75)	(75)	(75)

Properties - Canadian GAAP	$16,943	$15,158	$15,442

Other assets and deferred charges - U.S. GAAP	$947	$905	$844
Derivative instruments	(27)	(5)	(3)
Other	(1)	-	(1)

Other assets and deferred charges - Canadian GAAP	$919	$900	$840

Deferred income tax liability - U.S. GAAP	$4,673	$4,550	$4,489
Cumulative effect of prior years’ adjustments to income	(1,204)	(1,071)	(1,071)
Income taxes on current period Canadian GAAP adjustments to income	19	(133)	(85)
Cumulative effect of change in accounting policy	(27)	(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments	17	15	8
Income taxes on minimum pension liability adjustment	10	10	13
Income taxes on derivative instruments	(48)	(12)	(8)
Income taxes on settlement of interest rate swap recorded in other
comprehensive income	(4)	-	-
Income tax rate enactments	38	38	86
Other	(8)	(5)	(4)

Deferred income tax liability - Canadian GAAP	$3,466	$3,365	$3,401

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Reconciliation of significant balance sheet items (continued)

(In millions)	September 30 2004	December 31 2003	September 30 2003

Other liabilities and deferred credits - U.S. GAAP	$1,671	$1,258	$1,252
Stock-based compensation	(17)	(20)	(20)
Minimum pension liability	(30)	(30)	(38)
Other	(3)	-	-

Other liabilities and deferred credits - Canadian GAAP	$1,621	$1,208	$1,194

Capital stock - U.S. GAAP	$4,742	$4,664	$4,642
Capital reorganization	(1,300)	(1,300)	(1,300)
Stock-based compensation	(5)	(17)	(35)
Foreign exchange loss on convertible preferred securities	(12)	(12)	(12)
Costs related to the sale of shares	33	33	33
Share repurchase program	162	162	162

Capital stock - Canadian GAAP	$3,620	$3,530	$3,490

Contributed surplus - U.S. GAAP	$-	$-	$-
Dividend in kind with respect to land transfers	(248)	(248)	(248)
Costs related to the sale of shares	(33)	(33)	(33)
Other transactions and related income tax effect	(18)	(18)	(18)
Share repurchase program	(24)	(24)	(24)
Capital reorganization	489	489	489

Contributed surplus - Canadian GAAP	$166	$166	$166

Accumulated other comprehensive loss - U.S. GAAP	$(57)	$(129)	$(116)
Unrealized foreign exchange loss on translation of
U.S. to Canadian GAAP adjustments, net of applicable taxes	66	63	51
Derivative instruments, net of applicable taxes	(102)	(26)	(16)
Unamortized gain on settlement of interest rate swap, net of applicable taxes	(8)	-	-
Income tax rate enactments	34	34	32
Minimum pension liability, net of applicable taxes	20	20	24
Other	4	-	-

Currency translation - Canadian GAAP	$(43)	$(38)	$(25)

Retained earnings - U.S. GAAP	$4,612	$3,897	$3,720
Cumulative effect of prior years’ adjustments to income	(1,928)	(1,696)	(1,696)
Cumulative effect of change in accounting policy	(48)	(48)	(48)
Current period adjustments to net income	42	(232)	(177)
Share repurchase program	(138)	(138)	(138)
Cumulative dividend on convertible preferred securities	(38)	(38)	(38)
Capital reorganization	811	811	811
Dividend in kind with respect to land transfers	248	248	248
Other transactions and related income tax effect	18	18	18

Retained earnings - Canadian GAAP	$3,579	$2,822	$2,700

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Income taxes

In the fourth quarter of 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in the Consolidated Statement of Income and Other comprehensive income, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million. The difference in the expense recorded reflects a larger net deferred tax liability position under U.S. GAAP.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP.

Minimum pension liability

Under U.S. GAAP, one of the Company’s pension plan had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability and as a result, an intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

      Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

      Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess has been allocated to Capital stock followed by Retained earnings.

      For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive income, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.”

(iii) Consolidated statement of cash flows

For the three and nine months ended September 30, 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

      For the three and nine months ended September 30, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would increase by the same amount, $139 million and $315 million, respectively, due to the difference in the Company’s property capitalization policies that existed prior to January 1, 2004 as discussed herein.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended September 30		Nine months ended September 30

	2004 (1)	2003	2004 (1)	2003

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,621	1,367	4,596	4,230
Gross ton miles (GTM) (millions)	83,039	76,169	244,171	229,993
Revenue ton miles (RTM) (millions)	44,266	39,936	129,768	119,678
Carloads (thousands)	1,226	1,031	3,394	3,113
Route miles (includes Canada and the U.S.)	19,303	17,539	19,303	17,539
Employees (end of period)	23,466	22,293	23,466	22,293
Employees (average during period)	23,332	22,357	22,283	22,040

Productivity
Operating ratio (%)	65.4	67.9	67.6	71.1
Freight revenue per RTM (cents)	3.66	3.42	3.54	3.53
Freight revenue per carload ($)	1,322	1,326	1,354	1,359
Operating expenses per GTM (cents)	1.35	1.26	1.33	1.35
Labor and fringe benefits expense per GTM (cents)	0.56	0.54	0.55	0.56
GTMs per average number of employees (thousands)	3,559	3,407	10,958	10,435
Diesel fuel consumed (U.S. gallons in millions)	95	88	288	275
Average fuel price ($/U.S. gallon)	1.31	1.13	1.26	1.23
GTMs per U.S. gallon of fuel consumed	874	866	848	836

Safety indicators
Injury frequency rate per 200,000 person hours	2.8	3.5	2.7	3.0
Accident rate per million train miles	2.0	1.9	1.5	2.0

Financial ratios
Debt to total capitalization ratio (% at end of period)	36.7	37.8	36.7	37.8

(1)	Includes BC Rail and GLT from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended September 30					Nine months ended September 30

	2004	(1)	2003	Variance Fav (Unfav)		2004	(1)	2003	Variance Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)
Petroleum and chemicals	8,373		7,515	11%		24,274		22,933	6%
Metals and minerals	4,345		3,421	27%		12,332		10,084	22%
Forest products	10,480		8,811	19%		28,465		25,706	11%
Coal	3,451		3,495	(1%	)	10,708		11,022	(3%	)
Grain and fertilizers	8,787		8,272	6%		28,693		24,217	18%
Intermodal	8,090		7,802	4%		22,817		23,336	(2%	)
Automotive	740		620	19%		2,479		2,380	4%

	44,266		39,936	11%		129,768		119,678	8%

Freight revenue / RTM (cents)
Total freight revenue per RTM	3.66		3.42	7%		3.54		3.53	-
Business units:
Petroleum and chemicals	3.57		3.39	5%		3.46		3.48	(1%	)
Metals and minerals	4.67		3.80	23%		4.22		3.84	10%
Forest products	3.84		3.65	5%		3.74		3.76	(1%	)
Coal	2.06		1.63	26%		1.98		1.82	9%
Grain and fertilizers	2.63		2.66	(1%	)	2.63		2.70	(3%	)
Intermodal	3.75		3.59	4%		3.58		3.57	-
Automotive	15.14		16.61	(9%	)	15.53		16.34	(5%	)

Carloads (thousands)
Petroleum and chemicals	162		149	9%		476		449	6%
Metals and minerals	256		105	144%		552		297	86%
Forest products	177		148	20%		478		446	7%
Coal	121		112	8%		364		360	1%
Grain and fertilizers	132		134	(1%	)	416		389	7%
Intermodal	314		323	(3%	)	888		963	(8%	)
Automotive	64		60	7%		220		209	5%

	1,226		1,031	19%		3,394		3,113	9%

Freight revenue / carload (dollars)
Total freight revenue per carload	1,322		1,326	-		1,354		1,359	-
Business units:
Petroleum and chemicals	1,846		1,711	8%		1,765		1,777	(1%	)
Metals and minerals	793		1,238	(36%	)	944		1,303	(28%	)
Forest products	2,271		2,176	4%		2,228		2,166	3%
Coal	587		509	15%		582		558	4%
Grain and fertilizers	1,750		1,642	7%		1,817		1,684	8%
Intermodal	965		867	11%		920		866	6%
Automotive	1,750		1,717	2%		1,750		1,861	(6%	)

(1)	Includes BC Rail and GLT from dates of acquisition.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES (U.S. GAAP)

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

	Three months ended September 30		Nine months ended September 30

In millions	2004	2003	2004	2003

Cash provided from operating activities	$556	$526	$1,451	$1,388

Less:
Investing activities	(1,304)	(307)	(2,069)	(701)
Dividends paid	(56)	(48)	(167)	(144)

Cash provided (used) before financing activities	(804)	171	(785)	543

Adjustments:
Change in accounts receivable sold	(7)	(66)	8	(88)
Acquisition of BC Rail	984	-	984	-
Acquisition of GLT	(6)	-	547	-

Free cash flow	$167	$105	$754	$455

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 28, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary